UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 30, 2020

MAXIM INTEGRATED PRODUCTS, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-34192	94-2896096
(State of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

160 Rio Robles, San Jose, California 95134

(Address of principal executive offices, including zip code)

(408) 601-1000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Solicitation material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock $0.001 Par Value	MXIM	The NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On August 17, 2020, Analog Devices, Inc. (“ADI”) filed a registration statement on Form S-4 (File No. 333-248092) (as amended, the “Form S-4”) with the Securities and Exchange Commission (the “SEC”) in connection with ADI’s proposed acquisition of Maxim Integrated Products, Inc. (the “Company” or “Maxim”) pursuant to an Agreement and Plan of Merger, dated as of July 12, 2020 (as it may be amended from time to time, the “Merger Agreement”), by and among ADI, Magneto Corp., a wholly owned subsidiary of ADI (“Acquisition Sub”) and the Company. On September 4, 2020, the Company filed with the SEC its definitive joint proxy statement on Schedule 14A relating to the special meeting of stockholders of the Company scheduled to be held on October 8, 2020 (the “Definitive Proxy Statement”) to, among other things, vote on a proposal to adopt the Merger Agreement.

Since the initial filing of the Form S-4, six complaints (collectively, the “Maxim Stockholder Complaints”), including two putative securities class action lawsuits, have been filed in federal courts in California, Delaware and New York by purported Maxim stockholders against Maxim and the members of the Maxim board of directors in connection with the transactions contemplated by the Merger Agreement: Shiva Stein v. Maxim Integrated Products, Inc., et al., Case No. 5:20-cv-05830 (N.D. Cal., filed August 18, 2020); Joseph Post v. Maxim Integrated Products, Inc., et al., Case No. 1:99-mc-09999 (D. Del., filed August 24, 2020) (the “Post Action”); Waseem Khan v. Maxim Integrated Products, Inc., et al., Case No. 1:20-cv-03982 (E.D.N.Y., filed August 26, 2020); Joseph Burns v. Maxim Integrated Products, Inc., et al., No. 1:20-cv-07168 (S.D.N.Y., filed September 2, 2020); John Husselman v. Maxim Integrated Products, Inc., et al., Case No. 1:20-cv-07525 (S.D.N.Y., filed September 14, 2020); and Joseph Schaffer v. Maxim Integrated Products, Inc., et al., Case No. 5:20-cv-06816 (N.D. Cal., filed September 30, 2020). The Post Action also names ADI and Acquisition Sub as defendants. In addition, one complaint, Coe Living Trust v. Analog Devices, Inc., et al., Case No. 1:20-cv-11682 (D. Mass., filed September 11, 2020), has been filed by a purported ADI shareholder in federal court in Massachusetts against ADI and the members of the ADI board of directors (the “Coe Action” and, together with the Maxim Stockholder Complaints, the “Federal Stockholder Complaints”) and one derivative lawsuit has been filed against the members of the ADI board of directors in state court in the Commonwealth of Massachusetts (Mass. Sup. Ct., Norfolk Cnty., Case No. 20-0864, filed September 11, 2020) (the “ADI State Action” and, together with the Federal Stockholder Complaints, the “Stockholder Actions”). Each of the Federal Stockholder Complaints alleges, among other things, that the Form S-4 omits material information concerning the transactions contemplated by the Merger Agreement in violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-9 promulgated under the Exchange Act. The ADI State Action alleges breach of fiduciary duty claims against ADI’s directors in connection with the transactions contemplated by the Merger Agreement, including that the directors fraudulently concealed information based on allegations that the Form S-4 misrepresents or omits material information concerning the transactions contemplated by the Merger Agreement. The plaintiffs in the Federal Stockholder Complaints and the ADI State Action, among other things, seek to enjoin the transactions contemplated by the Merger Agreement (and in two cases, to enjoin the shareholder vote) or, in the alternative, rescission of the merger or rescissionary damages, and an award of attorneys’ fees and expenses.

SUPPLEMENT TO DEFINITIVE PROXY STATEMENT

This supplemental information should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. Page references in the below disclosures are to pages in the Definitive Proxy Statement, and defined terms used but not defined herein have the meanings set forth in the Definitive Proxy Statement. To the extent the following information differs from or conflicts with the information contained in the Definitive Proxy Statement, the information set forth below shall be deemed to supersede the respective information in the Definitive Proxy Statement. The Company and ADI deny the allegations in the complaints related to the Stockholder Actions and deny any alleged violations of law or any legal or equitable duty. Without admitting in any way that the disclosures below are material or otherwise required by law, the Company and ADI make the following amended and supplemental disclosures solely for the purpose of mooting the allegations in the complaints related to the Stockholder Actions.

The section of the Definitive Proxy Statement entitled “THE MERGER—Background of the Merger” is amended and supplemented as follows:

The second full paragraph on page 73 of the Definitive Proxy Statement is amended and restated in its entirety to read as follows:

“On February 17, 2020, the standing M&A subcommittee of the Analog Devices board of directors composed of Vincent Roche, Ray Stata, Bruce R. Evans, Edward H. Frank and Mark M. Little, which is referred to as the “M&A subcommittee,” met with Analog Devices’ senior management to review and discuss the landscape for potential strategic acquisition opportunities and the potential actionability of, and the benefits and challenges associated with, various potential counterparties, including Maxim.”

The first sentence of the second paragraph on page 74 of the Definitive Proxy Statement is amended and restated in its entirety to read as follows:

“On April 22, 2020, the M&A subcommittee met telephonically, together with members of Analog Devices senior management and representatives of Morgan Stanley, to review the potential benefits and challenges of a transaction with Maxim and to discuss potential transaction terms.”

The disclosure on page 75 of the Definitive Proxy Statement is amended and supplemented by adding the following new phrases following the phrase “The Maxim board of directors authorized Mr. Doluca to inform the Chief Executive Officer of Company B that the Maxim board of directors was not interested in pursuing a possible transaction with Company B at that time” at the end of the first partial paragraph on such page:

“, which Mr. Doluca communicated to Company B. Following such communication, Company B did not make any further proposals with respect to or otherwise seek to discuss a potential strategic transaction with Maxim, and Maxim and Company B did not enter into a confidentiality, standstill or similar agreement in connection with a potential transaction.”

The disclosure on page 76 of the Definitive Proxy Statement is amended and supplemented by adding the following new phrases following the phrase “During this period, Analog Devices engaged BofA Securities as an additional financial advisor” at the end of the final paragraph on such page:

“, due to a belief that, based on the significance and size of the proposed transaction, it would be beneficial for Analog Devices and its board of directors to receive the advice of a second independent financial advisor. Analog Devices determined to engage BofA Securities as Analog Devices’ second independent financial advisor based on, among other factors, BofA Securities’ reputation, its substantial experience in transactions similar to the proposed transaction, and its familiarity with Analog Devices and the industries in which Analog Devices and Maxim operate.”

The section of the Definitive Proxy Statement entitled “THE MERGER—Opinions of Analog Devices’ Financial Advisors—Opinion of Morgan Stanley” is amended and supplemented as follows:

The final sentence of the first paragraph on page 89 of the Definitive Proxy Statement (including the bulleted items at the end of such sentence) is amended and restated to read as follows:

These companies and their applicable multiples, as well as the corresponding multiples for Analog Devices and Maxim, respectively, were the following:

Security Peers	Calendar Year 2021 Estimated Metrics
	Aggregate Value to EBITDA Multiples	Price to Earnings Multiples
Texas Instruments Incorporated	19.3x	26.6x
Microchip Technology Inc.	18.2x	18.4x
NXP Semiconductors NV	15.5x	21.3x
Analog Devices	19.1x	23.8x
Maxim	18.8x	26.0x

The disclosure on page 93 of the Definitive Proxy Statement is amended and supplemented by adding the following new disclosure following the last paragraph on such page:

Street Cases for Financial Projections Disclosure

Below are the Analog Devices Street Case and the Maxim Street Case that Morgan Stanley utilized for the purposes of certain analyses described above.

Analog Devices Street Case (in millions unless otherwise noted below)(1):

	Revenue	EBITDA	Gross Profit	Earnings Per Share ($ / Share)
CY2018A	$6,223	$3,430	$4,374	$5.86
CY2019A	$5,754	$3,093	$3,955	$4.84
CY2020E	$5,306	$2,418	$3,616	$4.33
CY2021E	$5,825	$2,705	$4,070	$5.24
CY2022E	$6,174	$2,879	$4,314	$5.69
(1) Based on publicly available Thomson consensus estimates as of July 10, 2020.

Maxim Street Case (in millions unless otherwise noted below)(1):

	Revenue	EBITDA	Gross Profit	Earnings Per Share ($ / Share)
CY2018A	$2,497	$1,037	$1,677	$2.81
CY2019A	$2,183	$769	$1,417	$2.14
CY2020E	$2,105	$731	$1,394	$2.11
CY2021E	$2,262	$891	$1,500	$2.46
CY2022E	$2,398	$959	$1,590	$2.71
(1) Based on publicly available Thomson consensus estimates as of July 10, 2020.

The section of the Definitive Proxy Statement entitled “THE MERGER—Opinions of Analog Devices’ Financial Advisors—Opinion of BofA Securities” is amended and supplemented as follows:

The first sentence of the first full paragraph on page 97 of the Definitive Proxy Statement under the subheading “Selected Publicly Traded Companies Analysis” is amended and restated in its entirety to read as follows:

BofA Securities reviewed publicly available financial and stock market information for Maxim and 11 publicly traded companies in the semiconductor and related devices industry, four of which it classified as “core” companies (selected publicly traded companies with products, operations and customers that were most comparable to Maxim). The selected publicly traded companies and their respective calendar year 2021 adjusted EPS and adjusted EBITDA multiples were as follows:

Selected Companies	Price / CY2021E Adj. EPS Multiple	EV / CY2021E Adj. EBITDA Multiple
Texas Instruments Incorporated (core)	26.4x	20.8x
Analog Devices, Inc. (core)	24.2x	19.8x
NXP Semiconductors N.V. (core)	21.0x	12.4x
Microchip Technology Incorporated (core)	18.6x	17.6x
Broadcom Inc. (other)	16.4x	14.6x
Infineon Technologies AG (other)	16.7x	10.2x
STMicroelectronics N.V. (other)	21.1x	10.2x
Marvell Technology Group Ltd. (other)	44.7x	31.7x
Renesas Electronics Corporation (other)	10.8x	8.0x
Inphi Corporation (other)	68.1x	64.3x
Semtech Corporation (other)	42.1x	24.0x

The disclosure on page 98 of the Definitive Proxy Statement is amended and supplemented by adding the phrase “and divided by the fully diluted shares outstanding, calculated using the treasury stock method, to derive an implied equity value per share” following the phrase “BofA Securities added net cash projected as of June 30, 2020 of $692 million to derive equity values” in the penultimate sentence of the second full paragraph on such page.

The first sentence of the third full paragraph on page 98 of the Definitive Proxy Statement under the subheading “Selected Publicly Traded Companies Analysis” is amended and restated in its entirety to read as follows:

BofA Securities reviewed publicly available financial and stock market information for Analog Devices and 11 publicly traded companies in the semiconductor and related devices industry, four of which BofA Securities classified as “core” companies (selected publicly traded companies with products, operations and customers that were most comparable to Analog Devices). The selected publicly traded companies and their respective calendar year 2021 adjusted EPS and adjusted EBITDA multiples were as follows:

Selected Companies	Price / CY2021E Adj. EPS Multiple	EV / CY2021E Adj. EBITDA Multiple
Texas Instruments Incorporated (core)	26.4x	20.8x
NXP Semiconductors N.V. (core)	21.0x	12.4x
Microchip Technology Incorporated (core)	18.6x	17.6x
Maxim Integrated Products, Inc. (core)	26.9x	18.8x
Broadcom Inc. (other)	16.4x	14.6x
Infineon Technologies AG (other)	16.7x	10.2x
STMicroelectronics N.V. (other)	21.1x	10.2x
Marvell Technology Group Ltd. (other)	44.7x	31.7x
Renesas Electronics Corporation (other)	10.8x	8.0x
Inphi Corporation (other)	68.1x	64.3x
Semtech Corporation (other)	42.1x	24.0x

The disclosure on page 99 of the Definitive Proxy Statement is amended and supplemented by adding the phrase “and divided by the fully diluted shares outstanding, calculated using the treasury stock method, to derive an implied equity value per share” following the phrase “BofA Securities deducted net debt as of May 2, 2020 of $4,806 million to derive equity values” in the penultimate sentence of the second full paragraph on such page.

The section of the Definitive Proxy Statement entitled “THE MERGER—Opinion of Maxim’s Financial Advisor” is amended and supplemented as follows:

The disclosure on page 106 of the Definitive Proxy Statement is amended and supplemented by:

•

in the first full paragraph, adding “, which range J.P. Morgan determined on the basis of its professional judgment and experience in the industry,” following the phrase “by applying terminal growth rates ranging from 2.5% to 3.5%” and before the phrase “to the unlevered free cash flows of Maxim at the end of fiscal year 2029” in such paragraph;

•

in the first full paragraph, adding “, taking into account macro-economic assumptions, estimates of risk, Maxim’s capital structure and other factors that J.P. Morgan deemed appropriate” following the phrase “a discount rate range of 8.25% to 10.25%, which was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Maxim” in such paragraph; and

•

in the first full paragraph, adding “estimated” prior to the phrase “net cash balance of Maxim” and adding “of $641 million” following such phrase and prior to the phrase “as of June 30, 2020” in the final sentence in such paragraph.

The disclosure in the second full paragraph on page 107 of the Definitive Proxy Statement is amended and supplemented by adding “, which range J.P. Morgan determined on the basis of its professional judgment and experience in the industry” following the phrase “J.P. Morgan selected a FV/NTM EBITDA reference range for Maxim of 17.0x to 26.5x” in the first sentence in such paragraph.

The disclosure on page 108 of the Definitive Proxy Statement is amended and supplemented by:

•

in the second full paragraph under the subheading “Discounted Cash Flow Analysis”, adding “, which range J.P. Morgan determined on the basis of its professional judgment and experience in the industry,” following the phrase “by applying terminal growth rates ranging from 2.5% to 3.5%” and before the phrase “to the unlevered free cash flows of Analog Devices at the end of fiscal year 2029” in such paragraph;

•

in the second full paragraph under the subheading “Discounted Cash Flow Analysis”, adding “, taking into account macro-economic assumptions, estimates of risk, Analog Devices’ capital structure and other factors that J.P. Morgan deemed appropriate” following the phrase “a discount rate range of 8.25% to 10.25%, which was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Analog Devices” in such paragraph; and

•

in the second full paragraph under the subheading “Discounted Cash Flow Analysis”, adding “of $4.8 billion” following such phrase “net debt balance of Analog Devices” and prior to the phrase “as of May 2, 2020” in the final sentence in such paragraph.

The disclosure on page 109 of the Definitive Proxy Statement is amended and supplemented by adding the phrase “, both of which J.P. Morgan determined to be appropriate based on its professional judgment and experience in the industry” following the phrase “using a discount rate of 9.25% and a terminal value growth rate of 3.0%” following the paragraph on such page that appears under the heading “Value Creation Analysis—Intrinsic (DCF) Based Approach”.

The disclosure on page 110 of the Definitive Proxy Statement is amended and supplemented by adding the phrase “, which J.P. Morgan determined on the basis of its professional judgment and experience in the industry” following the phrase “in each case discounted by 1 year at cost of equity of 10.0%” in the first partial paragraph on such page.

The disclosure on page 111 of the Definitive Proxy Statement is amended and supplemented by adding the following new sentence after the first partial sentence on such page:

“During the two years preceding the date of J.P. Morgan’s written opinion, J.P. Morgan and its affiliates did not have any material commercial or investment banking relationships with Maxim for which J.P. Morgan or its affiliates has recognized compensation.”

The section of the Definitive Proxy Statement entitled “THE MERGER—Maxim Unaudited Financial Projections” is amended and supplemented as follows:

The disclosure on page 116 of the Definitive Proxy Statement is amended and supplemented by adding the following new rows to the table on such page titled “Summary of the Maxim Projections”:

	Fiscal Year Ended June
($ in millions)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Depreciation	$95	$92	$94	$98	$95	$92	$88	$85	$91	$95
Capital Expenditure	$(66)	$(52)	$(57)	$(65)	$(69)	$(74)	$(79)	$(85)	$(91)	$(95)
Change in Net Working Capital	$77	$23	$(38)	$(61)	$(24)	$(38)	$(41)	$(44)	$(47)	$(36)

The disclosure on page 117 of the Definitive Proxy Statement is amended and supplemented by adding the phrase “assuming an effective tax rate of 13%” following the phrase “and after taxes” and before the parenthetical “(and including stock-based compensation expense)” in footnote (2) to the table commencing on page 116 of the Definitive Proxy Statement titled “Summary of the Maxim Projections”.

The disclosure on page 117 of the Definitive Proxy Statement is amended and supplemented by adding the following new rows to the table on such page titled “Summary of the Analog Devices Projections”:

	Fiscal Year Ended October
($ in millions)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Depreciation	$215	$220	$230	$230	$209	$223	$239	$256	$273	$287
Capital Expenditure	$(180)	$(220)	$(230)	$(230)	$(209)	$(223)	$(239)	$(256)	$(273)	$(287)
Change in Net Working Capital and Other	$(108)	$(152)	$(135)	$(120)	$(180)	$(222)	$(265)	$(84)	$(89)	$(68)

The disclosure on page 117 of the Definitive Proxy Statement is amended and supplemented by adding the phrase “assuming an effective tax rate of 12%” following the phrase “and after taxes” and before the parenthetical “(and including stock-based compensation expense)” in footnote (2) to the table on such page titled “Summary of the Analog Devices Projections”.

Forward Looking Statements

This filing relates to the proposed business combination transaction between ADI and Maxim. This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements address a variety of subjects, including, for example, projections as to the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined organization’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction. Statements that are not historical facts, including statements about ADI’s and Maxim’s beliefs, plans and expectations, are forward-looking statements. Such statements are based on ADI’s and Maxim’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic; political and economic uncertainty, including any faltering in global economic conditions or the stability of credit and financial markets; erosion of consumer confidence and declines in customer spending; unavailability of raw materials, services, supplies or manufacturing capacity; changes in geographic, product or customer mix; changes in export classifications, import and export regulations or duties and tariffs; changes in ADI’s or Maxim’s estimates of their respective expected tax rates based on current tax law; ADI’s ability to successfully integrate Maxim’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction and growth prospects of the combined company may not be fully achieved in a timely manner, or at all; adverse results in litigation matters, including the potential for litigation related to the proposed transaction; the risk that ADI or Maxim will be unable to retain and hire key personnel; the risk associated with ADI’s and Maxim’s ability to obtain the approvals of their respective shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ADI’s common stock; the diversion of management time on transaction-related matters; ADI’s ability to successfully integrate acquired businesses and technologies; and the risk that expected benefits, synergies and growth prospects of acquisitions may not be fully achieved in a timely manner, or at all. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ADI’s and Maxim’s respective periodic reports and other filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in ADI’s and Maxim’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, neither ADI nor Maxim undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, on August 17, 2020, ADI filed with the SEC a registration statement on Form S-4 (as amended on September 1, 2020 and as it may be supplemented from time to time, the “registration statement”) that includes a joint proxy statement of ADI and Maxim and that also constitutes a prospectus of ADI. The registration statement was declared effective by the SEC on September 3, 2020, and on September 4, 2020 ADI and Maxim each filed the definitive joint proxy statement/prospectus in connection with the proposed transaction (the “definitive joint proxy statement/prospectus”) with the SEC. ADI and Maxim commenced mailing the definitive joint proxy statement/prospectus to shareholders of ADI and stockholders of Maxim on or about September 4, 2020. Each of ADI and Maxim will also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement, the definitive joint proxy statement/prospectus, or any other document that ADI or Maxim have or may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and definitive joint proxy statement/prospectus and other documents containing important information about ADI, Maxim and the proposed transaction (once such other documents are filed with the SEC) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by ADI may be obtained free of charge on ADI’s website at http://www.analog.com or by contacting ADI’s Investor Relations Department by email at investor.relations@analog.com or by phone at 781-461-3282. Copies of the documents filed with the SEC by Maxim may be obtained free of charge on Maxim’s website at investor.maximintegrated.com or by contacting Maxim’s Investor Relations department by phone at 408-601-5697.

Participants in the Solicitation

ADI, Maxim and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ADI, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ADI’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on January 24, 2020, and ADI’s Annual Report on Form 10-K for the fiscal year ended November 2, 2019, which was filed with the SEC on November 26, 2019. Information about the directors and executive officers of Maxim, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Maxim’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on September 28, 2020, and Maxim’s Annual Report on Form 10-K for the fiscal year ended June 27, 2020, which was filed with the SEC on August 19, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should carefully read the definitive joint proxy statement/prospectus before making any voting or investment decisions. You may obtain free copies of these documents from ADI or Maxim using the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAXIM INTEGRATED PRODUCTS, INC.

By:	/s/ Mark Casper
Name:	Mark Casper
Title:	Vice President, General Counsel and Corporate Secretary

Date:	September 30, 2020